Exhibit 99.1

PRESS RELEASE

AerCap Signed 249 Aircraft Lease Transactions in 2014, Purchased 33 and Sold 83 Aircraft

$11.8 Billion of Funding Raised During the Year

Amsterdam, The Netherlands; January 16, 2015 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced that it signed 249 aircraft lease transactions in 2014. Furthermore, the company purchased 33 and sold 83 aircraft. This means that AerCap leased, purchased or sold an aircraft every day.

Full Year 2014 Transactions

•	Signed lease agreements for 249 aircraft.
•	Delivered 81 aircraft under contracted lease agreements.
•	Purchased 33 new aircraft.
•	Executed sale and part-out transactions for 83 aircraft.
•	Signed financing transactions for $11.8 billion.

The full year numbers include aircraft transactions of the combined company for the period after closing of the ILFC acquisition on May 14. Aircraft transactions prior to closing are only included for AerCap on a stand-alone basis.

Fourth Quarter 2014 Transactions

•	Signed lease agreements for 114 aircraft.

•	Delivered 20 aircraft under contracted lease agreements.

•	Purchased 11 new aircraft, including 3 Boeing 787-8s, 1 Boeing 787-9, 6 Boeing 737-800s and 1 Airbus A321-200.

•
Executed sale and part-out transactions for 16 aircraft, including 1 Airbus A340-300, 3 Airbus A340-600s, 2 Boeing B737 classics, 1 Boeing 737-700, 1 Boeing B767-300ER and 1 MD-11 from AerCap’s owned portfolio, 3 Airbus A320-200s and 4 Boeing 737 classics from AerCap’s managed portfolio.

•	Signed financing transactions for $2.9 billion.

As of December 31, 2014, AerCap’s portfolio consisted of approximately 1,660 aircraft that were either owned, managed, or under contract to purchase.

About AerCap

AerCap is the global leader in aircraft leasing and has one of the most attractive order books in the industry. AerCap serves over 200 customers in more than 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER). The company is headquartered in Amsterdam and has offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle, and Toulouse.

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This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: John Wikoff Tel. +31 6 31 69 94 30 jwikoff@aercap.com
www.aercap.com

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